Filed by International DisplayWorks, Inc.
(Commission File No. 000-27002)
pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: International DisplayWorks, Inc.
(Commission File No. 000-27002)
This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of September 4, 2006, by and among International DisplayWorks, Inc., Flextronics International, Ltd. and Granite Acquisition Corp., a wholly-owned subsidiary of Flextronics.
On September 22, 2006, Alan Lefko, Vice President of Finance of International DisplayWorks, Inc., sent the following letter communication to the warrant holders of International DisplayWorks.
          Dear Warrant Holder:
          International DisplayWorks, Inc. (“IDW”) recently entered into an Agreement and Plan of Merger with Flextronics International Ltd., a Singapore company (“Flextronics”) and its wholly owned subsidiary, Granite Acquisition Corp., a Delaware corporation (“Merger Sub”) dated September 4, 2006 whereby Merger Sub will merge with and into IDW and IDW will continue as the surviving corporation and a wholly owned subsidiary of Flextronics (the “Merger”).
          According to our records, you hold fully vested warrants to purchase shares of common stock of IDW (the “Warrants”). We are providing you notice pursuant to Section 10 of your Warrants that (i) IDW has entered into the Agreement and Plan of Merger, and (ii) that you will have to exercise your rights under the Warrants to purchase the shares of common stock of IDW at any time prior to the effective time of the Merger,or such warrants and all corresponding rights shall terminate upon the effective time of the Merger.
          Should you desire to exercise your warrants, please complete and execute the form of exercise and transmit it to my attention. If you have any questions, please feel free to contact me at (916) 797-6805 or via electronic mail at alefko@idwusa.com.

Very Truly Yours
/s/ Alan Lefko
Alan Lefko
Vice President of Finance

Additional Information and Where to find it:
In connection with the proposed Merger, Flextronics intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will contain a Proxy Statement/Prospectus. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they become available because they will contain important information about Flextronics, IDW and the acquisition. The Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents filed with the SEC, may be obtained free of charge at the SEC’s web site www.sec.gov. In addition, investors and security holders may obtain a free copy of other documents filed by Flextronics or IDW by directing a written request, as appropriate, to International DisplayWorks, Inc., 1613 Santa Clara Drive, Suite 100, Roseville, CA 95661, Attention: Corporate Secretary, or to Flextronics’s U.S. offices at 2090 Fortune Drive, San Jose, CA 95131, Attention: Investor Relations. Investors and security holders are urged to read the Proxy Statement/Prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation:
IDW and its directors and executive officers, and Flextronics and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of IDW in connection with the proposed acquisition. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the Proxy Statement/Prospectus referred to above. Additional information regarding the directors and executive officers of Flextronics is also included in Flextronics’ proxy statement (form DEF 14A) for the 2006 annual general meeting of Flextronics shareholders, which was filed with the SEC on July 31, 2006. This document is available free of charge at the SEC’s website (www.sec.gov) and by contacting Flextronics Investor Relations at Flextronicsinvestorrelations@flextronics.com.